No. 22/07
IAMGOLD 2007 SECOND QUARTER RESULTS

All amounts are expressed in US dollars, unless otherwise indicated.

Second Quarter Highlights:
■	Revenue was $167.3 million.
■	Average gold realized price was $660 per ounce.
■	Attributable gold production was 251,000 ounces.
■	Gold Institute (GI) cash cost* of production was $408 per ounce.
■	Operating cash flow was $14.1 million.
■
An impairment charge at the Mupane mine totaled $93.7 million and results in a net loss for the second quarter of 2007 of $81.4 million or $0.28 per share. Excluding this non-cash charge, net earnings would have been $12.4 million or $0.04 per share.

■	In June, the Company announced a revised resource estimate for the Westwood project which resulted in a 128% increase to the resource.
■	Cash, short term deposits and gold bullion position as at June 30, 2007 was $189.5 million valuing gold bullion at market.
■	Capital expenditures totaled $20.4 million.
■	Corporate exploration expenditures were $14.3 million.
■	In July, the Company initiated a $26 million expansion and optimization of its Rosebel milling operations to maintain throughput and improve efficiency.

Consolidated Financial Results Summary

	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited)	2007	2006	2007	2006
(in $000’s except where noted)	$	$	$	$
Net earnings (loss)	(81,370)	29,838	(70,085)	49,689
Net earnings (pre-impairment)*	12,355	29,838	23,640	46,689
Net earnings (loss) per share
- basic and diluted ($/share)	(0.28)	0.17	(0.24)	0.30
Net earnings per share (pre-impairment)
- basic and diluted ($/share)	0.04	0.17	0.08	0.30
Operating cash flow	14,062	24,276	30,714	46,070
Gold produced IMG share (oz)	251,000	158,000	470,000	281,000
GI cash cost ($/oz)*	408	290	412	282
Average realized gold price ($/oz)	660	621	654	591

*
Gold Institute cash cost per ounce is also a non-GAAP measure. Please refer to Supplemental Information attached to the MD&A for a reconciliation to GAAP. Net earnings (pre-impairment) is a non-GAAP measure.

A conference call to review the Corporation’s second quarter results will take place on Wednesday, August 15, 2007 at 11:00 a.m. EST. Local call-in number: 416-644-3421 and N.A. toll-free: 1-800-732-9303. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from 2:00 p.m. August 15 to August 22, 2007 by dialing local: 416-640-1917, passcode: 21240381# and N.A. toll-free: 1-877-289-8525, passcode: 21240381#. A replay will also be available on IAMGOLD’s website.

Management’s Discussion and Analysis of Financial Position and
Results of Operations

The following Management’s Discussion and Analysis (“MD&A”), dated August 14, 2007, should be read in conjunction with the MD&A for the year ended December 31, 2006, the Company’s annual audited consolidated financial statements, the notes relating thereto, the supplementary financial information included in the Company’s annual report, and the unaudited interim consolidated  financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All figures in this MD&A are expressed in US dollars, unless stated otherwise.

Overview

IAMGOLD Corporation (“IAMGOLD” or “IMG” or the “Company”) is an established mid-tier gold mining and exploration company. Following the acquisition of Gallery Gold Limited and Cambior Inc. in 2006, IAMGOLD’s interests include eight operating gold mines, a diamond royalty, a niobium producer, and exploration projects located throughout Africa and the Americas. Its advanced exploration projects include the Camp Caiman project in French Guiana, the Quimsacocha project in Ecuador, the Buckreef project in Tanzania and the Westwood project in Quebec. IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

The Company incurred a net loss for the second quarter of 2007 of $81.4 million or $0.28 per share including an impairment charge of $93.7 million related to the Mupane mine, compared to net earnings of $29.8 million or $0.17 per share for the second quarter of 2006. Excluding the impairment at Mupane, net earnings would have been $12.4 million or $0.04 per share. Net loss for the first half of 2007 was $70.1 million or $0.24 per share compared to net earnings of $49.7 million or $0.30 per share for the first half of 2006. Excluding the Mupane write-down, net earnings for the first half would have been $23.6 million or $0.08 per share. Revenues in 2007 benefited from stronger gold prices but were offset by higher operating costs at the mining operations. The impairment charge at Mupane is attributable to a reduction in expected cash flows from this mine.

Operating cash flow for the second quarter of 2007 was $14.1 million compared to $24.3 million in the second quarter of 2006. Operating cash flow for the first half of 2007 was $30.7 million compared to $46.1 million for the first half of 2006. The decrease is a result of lower earnings and no dividends being received from Tarkwa and Damang during the second quarter of 2007, due to reinvestment of cash in operations.

The Company’s cash, short-term deposit and gold bullion position totaled $189.5 million as at June 30, 2007 with gold bullion valued at market.

Acquisitions

Cambior Inc.

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior Inc. (“Cambior”). The preliminary purchase price has been determined to be $1.1 billion, including transaction costs of $4.6 million. The Company has made a preliminary allocation of this price to the individual assets acquired and is in the process of determining the final allocation with the assistance of third party consultants.

Summarized Financial Results

	2007		2006				2005
(in $000’s except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Net earnings (loss)	(81,370)	11,285	9,367	13,425	29,838	19,851	6,178	4,198
Net earnings (loss) per share - basic and diluted	(0.28)	0.04	0.04	0.08	0.17	0.13	0.04	0.03
Operating cash flow	14,062	16,652	2	17,919	24,276	21,794	18,002	1,828
Cash, short-term deposits and gold bullion (at cost)	141,818	159,256	173,376	170,231	151,275	133,323	110,197	90,799
(at market)	189,538	208,649	218,345	210,331	193,493	170,864	137,496	112,204
Gold produced
(000 oz – IMG share)	251	219	219	140	158	123	117	109
Weighted average GI cash cost ($/oz – IMG share)*	408	416	368	329	290	271	276	281
Gold spot price ($/oz)**	667	650	613	622	628	554	485	439

*	Weighted average Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.
**	Average gold price as per the London Gold PM fix.

IAMGOLD Attributable Production and Costs

The table below presents the production attributable to IAMGOLD’s ownership in its operating gold mines along with the weighted average cost of production.

	2007		2006
Production (000 oz)	Q2	Q1	Q4		Q3	Q2	Q1
Sadiola—38%	34	31	50		46	52	42
Yatela—40%	33	35	34		33	40	33
Mupane—100%	24	17	24		19	22	–
Rosebel—95%	69	46	38	(1)	–	–	–
Doyon—100%	34	31	23	(1)	–	–	–
Sleeping Giant—100%	18	17	8	(1)	–	–	–
Tarkwa—18.9%	32	33	34		33	33	36
Damang—18.9%	7	9	10		9	11	12
Total production	251	219	219		140	158	123
Total cash cost* ($/oz—IMG share)	425	436	389		348	315	294
GI cash cost* ($/oz—IMG share)	408	416	368		329	290	271

(1)	For the period November 8, 2006 to December 31, 2006.
*	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production at the operating mines in the second quarter of 2007 was 59% ahead of production compared to the second quarter of 2006. The increase in 2007 is mainly a result of the addition of production from the Rosebel, Doyon and Sleeping Giant mines, offset by a reduction at the Sadiola mine.

Gold production in the first half of 2007 was 67% ahead of production compared to the first half of 2006 mainly due to the addition of production from the Mupane, Rosebel, Doyon and Sleeping Giant mines, offset by a reduction at the Sadiola mine.

Gold cash costs, as defined by the Gold Institute (“GI”) for all gold mines, were $408 per ounce during the second quarter of 2007 compared to $290 per ounce during the second quarter of 2006 and $416 per ounce during the first quarter of 2007. GI costs were $412 per ounce during the first half of 2007 compared to $282 per ounce during the same period in 2006.

The Company’s attributable share of gold production in 2007 from the above operating mines is expected to be approximately 970,000 ounces of gold at a Gold Institute cash cost in the range of $410 to $420 per ounce, including royalties based on a gold price of $650 per ounce. The expected production decreased mainly due to the lower recovery at Sadiola, lower head grades at Damang and lower first quarter production at Mupane due to fewer tonnes processed and lower head grades. The increase in the expected unit GI costs is driven by the lower production, higher drilling, processing, fuel and labour costs and royalties to be paid.

Market Trends

IAMGOLD generates revenues from the sale of gold and ferroniobium and a royalty interest in a diamond mine.

During the first half of 2007, the gold price displayed considerable volatility and traded between $608 and $691 per ounce. The closing price as at June 30, 2007 was $651 per ounce. Gold price averaged $667 per ounce during the second quarter of 2007 and $658 per ounce during the first half of 2007 compared to $628 and $590 per ounce in the same period respectively in 2006.

Niobium is a strengthening element used in the manufacturing of specialty steel alloys. Demand is rising strongly, supported by growth in China, high demand for pipeline steels, and favorable economic conditions worldwide. Demand is expected to remain strong for the foreseeable future. Ferroniobium prices, like demand, have increased to record levels during the second quarter of 2007 and continue to rise.

Results of Operations

Mining and Working Interests

	Three Months Ended June 30,		Six Months Ended June 30,
($ 000’s)	2007	2006	2007	2006
	$	$	$	$
Revenues	167,306	71,955	313,664	116,436
Mining costs	113,451	29,100	211,797	49,722
Depreciation and depletion	28,734	12,377	52,172	19,380
Earnings from mining interests	25,121	30,478	49,695	47,334
Tarkwa	6,174	5,963	11,553	13,148
Damang	139	2,049	1,044	3,665
Earnings from working interests	6,313	8,012	12,597	16,813
Total earnings from mining and working interests(1)	31,434	38,490	62,292	64,147
Net earnings (loss) as per financial statements	(81,370)	29,838	(70,085)	49,689

(1)
Non-GAAP measure: The Company reports total earnings from mining and working interests. This is an additional information and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Mining interests include the Company’s proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines and the financial position, results of operations from the 100% owned Mupane, Doyon, Sleeping Giant and Niobec mines, and the 95% owned Rosebel mine.

The working interests owned by the Company are an 18.9% interest in each of two Ghanaian registered companies, Gold Fields Ghana Limited (owns the Tarkwa mine) and Abosso Goldfields Limited (owns the Damang mine).

During the second quarter of 2007, the Company’s consolidated mining revenues were 133% higher than the second quarter of 2006. The increase in 2007 was attributable to an increase in the average gold price and higher gold production with the inclusion of the Rosebel, Doyon and Sleeping Giant mines. Also contributing to the rise in revenues were higher sales of ferroniobium. The average gold revenue recorded for all gold mines was $660 per ounce in the second quarter of 2007 compared to $621 per ounce during the second quarter of 2006. The average gold revenue for all gold mines was $654 per ounce during the first half of 2007 compared to $591 per ounce during the first half of 2006. Revenues for the first half of the year were $313.7 million compared to $116.4 for the first half of 2006. The increase is due to acquisitions and the higher gold price.

The Company’s mining costs of $113.5 million in the second quarter of 2007 and $211.8 million, in the first half of 2007 were higher than in 2006 as a result of the acquisition of mines in 2006 and general increases to the input costs of operations.

The net loss for the six month period was $70.1 million compared to net earnings of $49.7 million for the first half of 2006. The loss is primarily attributable to the impairment of the Mupane asset.

Sadiola Mine (IAMGOLD interest – 38%)
Summarized Results
100% Basis

	2007		2006
	Q2	Q1	Q4	Q3	Q2	Q1
Total material mined (000t)	7,742	7,597	7,295	5,221	5,894	5,022
Ore milled (000t)	1,048	1,030	1,181	1,320	1,210	1,110
Head grade (g/t)	4.0	3.6	4.9	3.1	4.2	3.5
Recovery (%)	79	78	77	93	85	88
Gold production – 100% (000 oz)	89	83	131	121	136	111
Gold sales – 100% (000 oz)	92	89	127	127	131	111
Gold revenue ($/oz)*	666	652	614	626	628	553
Direct cash costs ($/oz)**	474	443	309	268	259	285
Production taxes ($/oz)**	42	42	36	39	36	33
Total cash cost ($/oz)**	516	485	345	307	295	318
Cash cost adjustments ($/oz)**	(110)	(76)	(52)	(38)	(38)	(45)
GI cash costs ($/oz)**	406	409	293	269	257	273

*      Gold revenue is calculated as gold sales divided by ounces of gold sold.

**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production at the Sadiola mine, located in Mali, on a 100% basis, was 89,000 ounces during the second quarter of 2007 compared to 136,000 ounces during the second quarter of 2006 due to less ore milled, lower grade and lower recovery. Tonnages mined in the second quarter of 2007 were 31% higher than the second quarter of 2006 due to better equipment availability and the addition of mining equipment. Ore milled decreased by 13% in the second quarter of 2007 compared to the second quarter of 2006 due to the processing of more complex soft sulphide ore during the quarter. The soft sulphide material processed in the second quarter of 2007 came from the high grade stockpile and had different metallurgical characteristics than the soft sulphide material treated in 2006. In order to process this material, throughput was reduced to increase leach residence time and additional reagents were added, mainly peroxide and cyanide. The resulting recovery was lower in the second quarter 2007 and resulted in recovery of less than 70% in June. Some of the poor recovery was due to base metal contamination of the carbon in the CIP circuit which caused poor elution efficiency. For the remainder of the year, a mixture of oxide ore and lower grade soft sulphide ore will be fed to the plant in order to improve the recovery and gold production.

Direct cash costs, on a 100% basis, in the second quarter of 2007, at $42.1 million, were higher than the $35.1 million recorded during the second quarter of 2006. This is a result of the increase in mined tonnage in 2007 and due to processing the more metallurgical complex soft sulphide tonnes in the plant. The material treated in the second quarter was more expensive to treat due to the additional reagents required. In 2007, 47% of the mill feed was sulphide material versus 51% in 2006. The stripping ratio was 3.1 in the second quarter of 2007 versus 3.5 in the same quarter of 2006. The lower stripping ratio was due to an increase in ore mined during the quarter which came mainly from the satellite pits. The GI cash costs per ounce at $406 were higher than the $257 in the second quarter of 2006 due to the increase in mined tonnes, higher consumables costs and fewer ounces of gold produced. The GI cash costs per ounce were $407 during the first half of 2007 compared to $265 during the same period of 2006.

Work continued on the deep sulphide project during the quarter with the completion of a phase 8 drilling program. This new information will be used for the feasibility study model. Metallurgical testwork also continued with the focus on bio-oxidation of a flotation concentrate.

Dividend distributions of $11.2 million were made by Sadiola during the second quarter of 2007, with IAMGOLD’s share being $4.3 million ($22.5 million and $8.6 million respectively for the first half of 2007).

Capital expenditures on a 100% basis during the second quarter of 2007 were $2.2 million and $4.5 million for the first half of 2007, and were spent on drilling of the deep sulphide zone and the costs associated with installing a gravity concentrator in the mill circuit.

Yatela Mine (IAMGOLD interest – 40%)
Summarized Results
100% Basis

	2007		2006
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	780	877	1,151	1,126	2,291	3,035
Capitalized waste mined pit cutback (000t)	3,478	3,348	3,402	2,416	928	-
Ore crushed (000t)	842	716	907	670	810	820
Head grade (g/t)	5.0	3.3	3.9	3.0	4.9	4.5
Gold stacked (000 oz)	136	75	101	64	128	119
Gold production – 100% (000 oz)	83	88	85	84	100	82
Gold sales – 100% (000 oz)	80	90	83	84	100	87
Gold revenue ($/oz)*	666	651	618	621	627	555
Direct cash costs ($/oz)**	117	204	262	228	200	200
Production taxes ($/oz)**	38	40	36	37	38	36
Total cash cost ($/oz)**	155	244	298	264	238	236
Cash cost adjustments ($/oz)**	72	(64)	(64)	(25)	(21)	(29)
GI cash costs ($/oz)**	227	180	234	239	217	207

*      Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production of the Yatela mine, located in Mali, on a 100% basis, was 83,000 ounces for the second quarter of 2007 and was 17% lower than the second quarter of 2006. The decrease in gold production was the result of less gold being stacked during the first quarter 2007 than the first quarter 2006. Stacked tonnage was 6% higher in the second quarter of 2007 as a result of increased availability of the crushing and stacking equipment. Mining tonnage increased to 4.3 million tonnes for the second quarter of 2007 as a result of increased waste mining from deepening the pit.

Direct cash costs, on a 100% basis, for the second quarter of 2007 were $9.7 million, which is lower than the $19.9 million recorded in the second quarter of 2006. The decrease is a result of a required change in accounting policy for stripping at the Yatela operations. (See “Changes in Canadian Accounting Policies”). As a result of the recent guidance under Canadian GAAP, stripping costs associated with the deepening of the Yatela pit are now being capitalized and prior accumulated deferred stripping balances are being amortized over the units of production to be exposed by that stripping.

Gold Institute cash costs of $227 per ounce were 5% higher in the second quarter of 2007 compared to the second quarter of 2006 as a result of lower gold production and and the change in accounting policy for stripping.

Capital expenditures on a 100% basis, at Yatela totaled $10.8 million for the second quarter of 2007 and $21.1 million for the first half of 2007 and were mainly spent on capitalized waste stripping and the construction of leach pads.

Dividend distributions of $40.0 million were made by Yatela to its shareholders during the second quarter of 2007 with IAMGOLD’s share being $16.0 million.

Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2007		2006
	Q2	Q1	Q4	Q3	Q2
Total material mined (000t)	2,423	2,075	2,036	1,928	2,167
Ore milled (000t)	233	183	228	220	240
Head grade (g/t)	3.7	3.3	3.6	3.0	3.3
Recovery (%)	87	86	90	89	87
Gold production - 100% (000 oz)	24	17	24	19	22
Gold sales - 100% (000 oz)	23	19	19	21	24
Gold revenue ($/oz)*	617	606	618	589	591
Direct cash costs ($/oz)**	482	635	503	497	401
Production taxes ($/oz)**	30	29	26	34	30
Total cash cost ($/oz)**	512	664	529	531	431
Cash cost adjustments ($/oz)**	(67)	(14)	9	(12)	(36)
GI cash cost ($/oz)**	445	650	538	519	395

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

As at June 30, 2007, the outstanding Mupane forward sales contracts were as follows:

Year	Forward Sales oz	Average Forward Price ($/oz)	Liability ($000)
2007	38,888	403	8,409
2008	77,776	402	17,874
2009	43,888	407	10,472
Total	160,552	404	36,755

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the Mupane forward contracts, the related acquired liability is amortized and recorded into gold revenue. In the second quarter of 2007, 19,663 (38,888 during the first half of 2007) ounces of gold were delivered under forward sales contracts.

Revenues were $14.3 million in the second quarter of 2007 and are comprised of the following:

(in $000)	Three Months Ended June 30, 2007		Six Months Ended June 30, 2007
	$		$
Spot sales		2,215		2,215
Forward sales contracts		7,912		15,647
Silver sales		53		172
Forward sales liability amortization		4,108		8,031
		14,288		26,065

Gold production for the second quarter of 2007 totaled 24,000 ounces, which was a 9% increase from the second quarter of 2006 mainly due to higher mill head grades despite lower tonnage milled.

In the second quarter of 2007, 2.4 million tonnes were mined which was 12% higher than the second quarter of 2006. The increase in mined tonnage was due to increased mining equipment availability and utilization.

A new PSA oxygen plant was installed at the end of the first quarter of 2007 and was commissioned during the second quarter of 2007.

A reorganization of the mining department occurred in April, resulting in the day to day operations of the mining contractor coming under the direction and supervision of Mupane staff. Mine production and efficiency has improved as a result of this change.

Direct cash costs of $11.7 million in the second quarter of 2007 were higher than the $10.8 million spent in the first quarter of 2007 and the $8.9 million spent during the second quarter of 2006 due to higher tonnes mined and increased mining and milling costs. Gold Institute cash costs for the second quarter of 2007 were 13% higher than the second quarter of 2006 at $445 per ounce, and was a result of the unfavourable conditions mentioned above. The GI cost per ounce was $530 during the first half of 2007.

Capital expenditures for the first half of 2007 were $0.6 million and were mainly spent on the purchase of the new oxygen plant and raising the tailings dam.

Due to the under performance of the Mupane mine over the last year, a review of all aspects of the operation was completed during the second quarter of 2007. In addition, the exploration programs carried out in the area around the Mupane mine over the last year have been rigourously reviewed. The exploration results have been disappointing and the decision has been taken to restrict the future exploration program and to lay-off the majority of the exploration personnel.

The long-term mine plan has been updated, takes into account only known mineralization and incorporates current unit operating costs. The result is an impairment charge to the Mupane operations of $93.7 million in total. The $93.7 million consists of a reduction of goodwill of $32.8 million, a reduction of $8.0 million to long term assets (stockpiles) and a reduction of $52.9 million in the carrying value of the Mupane mine.

Net estimated future cash flows from the Mupane mine were calculated, on an undiscounted basis, based on best estimates of future gold production, which were established using long-term gold prices.  Future expected operating costs, capital expenditures and asset retirement obligations were based on the life of mine plan.  The fair value was calculated by discounting the estimated future net cash flows using a single interest rate, commensurate with the risk. Management’s estimate of future cash flows is subject to risks and uncertainties, therefore changes could occur. The Mupane mine is expected to continue operations to mid 2010 including the processing of stockpiled ore.

The decrease in estimated production did not have any impact on the accounting treatment for the Mupane forward sales contracts which are accounted for as normal purchase and sales contracts, whereby deliveries are recorded at their respective forward prices.

Rosebel Mine (IAMGOLD interest—95%)
Summarized Results
100% Basis

	2007		2006
	Q2	Q1	Q4(1)
Total material mined (000t)	8,168	7,205	5,382
Ore milled (000t)	1,949	1,522	1,173
Head grade (g/t)	1.2	1.0	1.1
Recovery (%)	93	89	92
Gold production - 100% (000 oz)	71	48	40
Gold sales - 100% (000 oz)	71	48	43
Gold revenue ($/oz)*	660	653	625
Direct cash costs ($/oz)**	401	440	358
Royalties ($/oz)**	66	63	58
Total cash cost ($/oz)**	466	505	416
GI cash cost ($/oz)**	466	505	416
(1)	For the period November 8 to December 31, 2006.
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the second quarter of 2007, the Rosebel mine produced, on a 100% basis, 71,000 ounces of gold at a Gold Institute cash cost of $466 per ounce and 119,000 ounces at a GI cash cost of $482 per ounce during the first half of 2007. Production and costs of the first quarter of 2007 were adversely affected by a three week strike at site. The strike was settled and the mine workers accepted a three year labour agreement. Mining during the second quarter took place in higher grade areas of the pits and activities were impacted, as anticipated, by the rainy season. Production results were positively impacted by the higher recovery due to higher grade of the material mined. Unit costs were positively impacted by the higher grade but remained higher than normal due to the rainy season. The unit cost was also negatively impacted by a higher fuel price, higher cost for tires and higher maintenance costs. Unit costs will decrease in comparison with the first and second quarter due to the dry season starting in the third quarter.

In July, the Company initiated a $26 million investment at Rosebel which consists of the installation of an additional ball mill, leaching tanks and equipment. The ball mill is currently owned by the Company and will be relocated from Guyana. This project will allow Rosebel to maintain current milling rates even with the higher hard rock ratios that will be experienced in the future as mining progresses deeper into the pits. The investment will also optimize various areas of the mill that were originally designed to 12,000 tpd and will result in better recovery. The project is expected to be completed in 2008 and generate a significant internal rate of return in excess of 20%.

Capital expenditures amounted to $5.7 million during the second quarter of 2007 and $10.2 million for the first half of 2007 and were mainly related to purchases of equipment and capitalized exploration expenditures.

Doyon Division (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2007		2006
	Q2	Q1	Q4(1)
Ore milled (000t)	173	147	114
Head grade (g/t)	6.5	6.8	6.7
Recovery (%)	96	96	96
Gold production - 100% (000 oz)	34	31	23
Gold sales - 100% (000 oz)	28	33	23
Gold revenue ($/oz)*	664	655	629
Direct cash costs ($/oz)**	460	508	403
Royalties ($/oz)**	50	56	48
Total cash cost ($/oz)**	510	564	451
Stockpile adjustment **	23	(55)	-
GI cash cost ($/oz)**	533	509	451
(1)	For the period November 8 to December 31, 2006.
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the second quarter of 2007, gold production of the Doyon division was 34,000 ounces compared to 31,000 ounces during the first quarter of 2007. During the first quarter of 2007, the new copper flotation circuit was commissioned at the Doyon mill, one month ahead of schedule and was fully operational during the second quarter and resulted in an increase in ore milled and gold production. Additionally, metallurgical results have exceeded expectations. Stockpiles of gold-copper ores that were generated at the end of the first quarter during the commissioning period for the new circuit were partially processed and should be entirely processed by the end of the third quarter. Total cash costs per ounce were 10% lower than the first quarter of 2007 due to the increase in ore milled and despite a 6% strengthening in the Canadian dollar. Gold Institute cash costs were $533 per ounce compared to $509 incurred in the first quarter of 2007. The increase is mainly due to the treatment of ore stockpiles and the strengthening of the Canadian dollar.

Operational activities were executed as planned despite the continuing challenging ground conditions at the Doyon mine and the shortage of qualified labour in the North Western Quebec region. Capital expenditures amounted to $4.1 million during the second quarter of 2007 and $10.0 million during the first half of 2007, and were mainly related to underground infrastructure and development, purchases of equipment and the Westwood-Mooshla exploration project which continue to generate encouraging results as disclosed in recent press releases.

Sleeping Giant Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis
	2007		2006
	Q2	Q1	Q4(1)
Ore milled (000t)	43	45	22
Head grade (g/t)	13.1	12.0	11.1
Recovery (%)	98	97	97
Gold production - 100% (000 oz)	18	17	8
Gold sales - 100% (000 oz)	17	17	8
Gold revenue ($/oz)*	666	655	629
Direct cash costs ($/oz)**	318	371	429
Total cash costs ($/oz)**	318	371	429
Stockpile adjustments ($/oz)**	(20)	(41)	17
GI cash cost ($/oz)**	298	330	446
(1)	For the period November 8 to December 31, 2006.
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the second quarter of 2007, gold production totaled 18,000 ounces at a Gold Institute cash cost of $298 per ounce and 17,000 ounces at a GI cost of $330 per ounce during the first quarter of 2007. These improved results are related to higher headgrade and recovery during the second quarter of 2007. Production and unit cost exceeded expectations in the first half of the year. Operational results continue to be positively impacted by improved productivity due to the training program for young miners, by lower dilution in certain areas of the mine, and better grade and improved sequencing of mining activities. Unit cost was negatively impacted by the strengthening of the Canadian dollar. Gold Institute costs are expected to increase in the third quarter as draw downs of broken ore inventory start in some of the shrinkage stopes and due to the mining of lower grade areas.

Capital expenditures at Sleeping Giant totaled $0.1 million during the first half of 2007 related to underground exploration. There should be no capital expenditures in the second half of the year.

Unionized employees of the Sleeping Giant mine voted during the second quarter of 2007 for the renewal of their collective agreement for a period of three years.

Niobec Mine

Sales and production at the Niobec mine in the second quarter of 2007 were higher than the first quarter of 2007. Higher production was the result of the optimization program initiated in 2005 and improved productivity.

Operating cash flow during the second quarter of 2007 before changes in non-cash working capital totaled $11.2 million as a result of higher prices and sales compared to $8.8 million during the first quarter of 2007. Favorable market conditions will support current prices for the foreseeable future. Demand and prices continue to exceed expectations.

In preparation for a shaft deepening program planned in 2008, investments in a new hoist and headframe extension were initiated in the first quarter of 2007 and should be completed during the fourth quarter of 2007. All activities to the new hoist installation continue to progress as planned.

Capital expenditures at the Niobec mine totaled $5.7 million during the second quarter of 2007 and $8.2 million during the first half of 2007, and were mainly due to the shaft deepening program and continued productivity optimization initiatives.

Tarkwa Mine (IAMGOLD interest – 18.9%)
Summarized Results
100% Basis

	2007		2006
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	21,841	24,165	21,639	21,653	22,089	23,848
Capitalized waste mined -
Teberebie pit cutback (000t)	6,679	4,569	4,596	2,712	1,327	3,192
Heap Leach:
Ore crushed (000t)	4,212	4,375	4,230	4,200	4,260	4,370
Head grade (g/t)	1.0	1.0	1.1	1.1	1.2	1.2
Gold stacked (000 oz)	141	141	154	152	166	161
Gold production (000 oz)	101	104	110	110	120	120
Mill:
Ore milled (000t)	1,431	1,519	1,350	1,330	1,110	1,300
Head grade (g/t)	1.5	1.6	1.7	1.5	1.7	1.7
Recovery (%)	97	97	97	97	97	97
Gold production (000 oz)	69	71	68	64	56	72
Total gold production & sales – 100% (000 oz)	170	174	179	174	176	192
Gold revenue ($/oz)*	669	650	611	623	626	552
Direct cash costs ($/oz)**	366	371	344	347	328	289
Production taxes ($/oz)**	20	19	18	19	19	17
Total cash cost ($/oz)**	386	390	363	366	347	306
Gold-in-process adjustments ($/oz)**	(57)	(15)	(23)	(3)	(8)	(2)
GI cash cost ($/oz)**	329	375	340	363	339	304
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production at the Tarkwa mine, located in Ghana, on a 100% basis, was 170,000 ounces in the second quarter of 2007, 3% lower than production in the second quarter of 2006 mainly due to lower head grade.

In addition, 6.7 million tonnes of capitalized waste, associated with waste stripping at the Teberebie pit, were mined in the second quarter of 2007 versus 1.3 million tonnes in the same quarter of 2006. Capitalized waste stripping is being carried out at Teberebie in order to provide sufficient feed of hard ores for the mill grinding circuit.

Total cash costs, on a 100% basis, for the second quarter of 2007 were $65.8 million, which were higher than the $61.1 million recorded in the second quarter of 2006. The increase in direct cash costs was the result of higher fuel maintenance, cyanide and cement costs and, additional costs of power generation.

Gold Institute cash costs of $329 per ounce in the second quarter of 2007 were 3% lower than the second quarter of 2006 due to gold-in-process adjustments.

Capital expenditures, on a 100% basis, totaled $58.8 million during the second quarter of 2007 and $79.8 million during the first half of 2007, and were mainly spent on waste stripping at the Teberebie pit, expansion of the CIL plant, the north heap leach expansion, the expansion of the secondary mining fleet and costs associated with the joint venture power generation project.

During the first half of 2007, Tarkwa did not make any cash distributions compared to $35.0 million during the second quarter of 2006 ($85.0 million during the first half of 2006), as all internal cash flows were retained to fund the mill expansion. Cash balances at Tarkwa as at June 30, 2007 were $29.1 million (March 31, 2007 - $32.4 million and December 31, 2006 - $20.8 million). Future cash distributions will be dependant on timing of expenditures for the mill expansion and the north heap leach facility.

Damang Mine (IAMGOLD interest – 18.9%)
Summarized Results
100% Basis

	2007		2006
	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	4,636	4,371	5,411	5,087	4,262	4,176
Capitalized waste mined - Pit cut back (000t)	2,745	3,767	2,859	2,370	2,430	2,570
Ore milled (000t)	1,242	1,384	1,326	1,320	1,300	1,380
Head grade (g/t)	1.1	1.2	1.3	1.2	1.4	1.5
Recovery (%)	91	92	93	93	93	93
Gold production & sales – 100% (000 oz)	39	48	52	48	56	62
Gold revenue ($/oz)*	669	649	612	622	628	550
Direct cash costs ($/oz)**	572	443	434	406	342	317
Production taxes ($/oz)**	20	19	18	19	19	17
Total cash costs ($/oz)**	592	462	452	425	361	334
Gold-in-process adjustments ($/oz)**	(8)	4	7	23	(11)	11
GI cash cost ($/oz)**	584	466	459	448	350	345
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production of the Damang mine located in Ghana, on a 100% basis, in the second quarter of 2007, was 30% lower than production in the second quarter of 2006. The decrease in production is a direct result of lower milled tonnage, grade and recovery. Gold head grade to the plant was 21% lower during the second quarter of 2007 than the second quarter of 2006 resulting from the depletion of the Amoanda pit which provided higher grade material to the mill in the second quarter 2006. The Damang main pit cutback has accessed higher grade ore, but at lower volumes than were supplied by the Amoanda pit in 2006. To make up the difference in ore volume, lower grade stockpile material was added to the mill feed. Milling throughput and grade was also affected by a mechanical failure of the primary crusher. During the period of crusher repairs, lower grade and softer stockpile material was fed to the plant. Recovery was lower during the second quarter of 2007 due to availability problems in the CIL circuit. Operational tonnes mined increased by 9% in the second quarter of 2007 compared to the second quarter of 2006, due to more waste mining, mainly in the high strip ratio Tomento pits. The operating strip ratio increased in the second quarter of 2007 to 6.1 from 3.8 in the second quarter of 2006.

Total cash costs, on a 100% basis for the second quarter of 2007 were $23.2 million, which is higher than the $20.1 million recorded in the second quarter of 2006. Gold Institute cash costs increased to $584 per ounce in the second quarter of 2007 compared to $350 per ounce during the second quarter of 2006 due to increased operating tonnage mined, additional on-site power generation costs, higher consumable costs and the decrease in gold production.

Capital expenditures, on a 100% basis, were $8.8 million for the second quarter of 2007 and $17.8 million in the first half of 2007 mainly spent on the Damang Pit Cutback, raising the East tailings storage facility and on the construction of a 7th CIL tank.

Damang did not make any cash distributions in the first half of 2007 compared to $10.0 million during the second quarter of 2006 ($25.0 million during the first half of 2006) as all funds were retained to finance the pit deepening. Cash balances at Damang as of June 30, 2007 were $12.5 million (March 31, 2007 - $17.1 million and December 31, 2006 - $17.3 million).

Royalty Interests

Revenues from royalty interests were $2.0 million in the second quarter of 2007 compared to $1.4 million in the second quarter of 2006 ($4.1 million and $3.2 million during the first half of 2007 and 2006 respectively). Royalty revenues are primarily derived from the Diavik royalty interest. Minor amounts were received in 2006 from the Magistral mine in Mexico from production resulting from the rinsing of the leach pads.

Exploration and Development

	2007		2006
($000’s)	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$
Mine exploration
Capital	5,369	5,346	1,690	262	162	71
Expense (included in mining costs)	2,523	2,751	3,020	100	115	154
	7,892	8,097	4,710	362	277	225
Corporate Exploration
Capital—development	8,796	6,113	4,366	2,332	3,183	923
Exploration expense	5,465	3,253	5,016	3,094	2,425	1,289
	14,261	9,366	9,382	5,426	5,608	2,212
Total exploration and development
Capital	14,165	11,459	6,056	2,594	3,345	994
Expense	7,988	6,004	8,036	3,194	2,540	1,443
	22,153	17,463	14,092	5,788	5,885	2,437

During the first half of 2007, significant changes were made to the structure of the exploration group in order to rationalize the Company’s exploration effort. The regional exploration office in Val-d’Or, Canada was closed along with the Perth, Australia office which previously hosted the exploration and project development groups. Exploration activities in Argentina were also suspended, and the Mendoza office is scheduled for closure in the fourth quarter.

Mine Exploration

In the second quarter of 2007, the Company spent $7.9 million in exploration activities at the mines compared to $0.3 million during the second quarter of 2006 ($16.0 million during the first half of 2007 compared to $0.5 million in the first half of 2006). Capitalized exploration expenditures mainly included work at Westwood (Doyon), Rosebel and Sadiola.

Westwood

In June 2007, IAMGOLD announced results of additional holes from its Westwood underground exploration program which confirmed the existence of three mineralized zones. Westwood is located near the Company’s Doyon infrastructure within the Cadillac belt in the Abitibi region of northwest Quebec. In 2007, over $5.0 million will be spent on this program to develop the resource and advance the exploration drift. The Company’s Project Development group has undertaken a scoping study to evaluate options on further development of this project and results from this study are expected in August 2007. The resource estimate for Westwood identified an inferred resource of 14.1 million tonnes at an average grade of 7.3 g/t Au, indicating 3.3 million ounces of gold.

Omai Mine

The Omai open pit gold mine in Guyana was closed in September, 2005 following depletion of the reserves. The Company investigated the potential for an underground operation at the site and the results of this assessment were negative. Closure activities associated with the depleted open pit mine continue. The Company is continuing to pursue other opportunities in the region.

Development Projects

Capitalized expenditures under development projects in the above table totaled $14.3 million during the second quarter of 2007 compared to $5.6 million during the second quarter of 2006 ($23.6 million during the first half of 2007 compared to $7.8 million during the first half of 2006). They mainly included expenditures on the Camp Caiman, Quimsacocha, La Arena and Buckreef projects. Corporate exploration expenses are related to the generation of new prospects and evaluation of early stage exploration properties.

Camp Caiman Project

The Camp Caiman gold project is located in French Guiana, an overseas territory of France that is situated on the northeastern coast of South America between Brazil and Suriname. The project lies about 45 kilometres southeast of the capital city of Cayenne. IAMGOLD holds a 30 square kilometre mining concession for the project that is valid for a period of 25 years.

The Camp Caiman deposit contains probable mineral reserves of 12.3 million tonnes at a grade of 2.8 g/t Au, representing 1.1 million ounces of gold.  This reserve base has the potential of being further enhanced by regional exploration on concessions held by the Company.

On May 18, 2007, the Company received a positive recommendation from the commission heading the public hearing process for the approval of construction and operating permit applications.  In mid-June 2007, the Company received a further positive review from the government agency (“ Comité Départemental de l’Environnement et des Risques Sanitaires et Technologiques”) responsible for environmental health matters.  On August 9, 2007, the Company received notification from the Prefecture that given the importance of the project, a formal response to the operating permit application could be delayed until November 18, 2007.

Quimsacocha

The Quimsacocha project is located 30 kilometres southwest of Cuenca in southern Ecuador.  IAMGOLD holds a 12,500 hectare block of mining concessions for the project.  The deposit contains an indicated resource of 33 million tonnes at a grade of 3.2 g/t Au, representing 3.35 million ounces of gold.  The prefeasibility study for this project has been initiated in conjunction with various other required studies and is expected in 2008.  Exploration of targets outside the known resource continued in the second quarter and will be ongoing throughout 2007.

La Arena

The La Arena gold project is located near Huamachuco, Peru, 480 kilometres northwest of Lima.  IAMGOLD holds a 21,971 hectare mining concession pertaining to the project.  The project consists of two adjacent deposits, an epithermal gold deposit and a copper gold porphyry deposit. The combined deposits contain total measured and indicated resources of 139.7 million tonnes at a grade of 0.4 g/t Au, representing 1.997 million ounces of gold, and a copper grade of 0.35% representing 5.4 million tonnes of copper.

A prefeasibility study was completed in November 2006.  This study is being reviewed internally, and a determination on how the Company will proceed is expected during the third quarter.

Buckreef

The Buckreef gold project is located south of Geita, Tanzania within the Sarama Greenstone Belt.  The project covers approximately 45 kilometres of strike length of the Rwamagaza Shear Zone. Five separate deposits have been identified, and the aggregate measured and indicated resource base contains 1.0 million ounces of gold within 16.7 million tonnes at a grade of 1.9 g/t Au.

Assets Held for Sale

An agreement was reached on February 13, 2007 with Bosai Minerals Group Co. Ltd. (“Bosai”) with an effective date of December 31, 2006 whereby Bosai purchased the bauxite assets in a transaction that included the assumption of $17.7 million of third party debt by Bosai. The net proceeds from the sale of $28.5 million were received on March 21, 2007.

Corporate Administration

Corporate administration expenses in the second quarter of 2007 were $9.2 million compared to $3.7 million during the second quarter of 2006 ($16.4 million and $6.3 million during the first half of 2007 and 2006 respectively). The increase is primarily due to the acquisitions in 2006, of Gallery and Cambior which have resulted in a significant increase to corporate activities and staffing levels as the Company transitions into an operating company. Expenses in the second quarter of 2007 include $1.2 million and $0.8 million in the second quarter of 2006 ($1.8 million and $1.3 million during the first half of 2007 and 2006 respectively) of non-cash charges related to stock-based compensation granted to employees.

Income and Mining Taxes

The Company is subject to income and mining taxes in the jurisdictions where it operates. During the second quarter of 2007, income and mining taxes totaled $4.9 million which is similar to the expenses incurred during the second quarter of 2006. Income and mining taxes were $13.4 million and $6.7 million during the first half of 2007 and 2006 respectively. The increase is mainly due to the Yatela mine which became taxable on July 1, 2006 upon expiration of a tax holiday, to the acquisition of Cambior in November 2006 and GGL in March 2006 and partially offset by lower income tax at Sadiola mine primarily due to lower earnings.

Cash Flow

Operating cash flow was $14.1 million for the second quarter of 2007 compared to $24.3 million for the second quarter of 2006. Cash flow from operating activities was $30.7 million during the first half of 2007 compared to $46.1 million during the first half of 2006. Lower operating cash flow is a result of lower earnings and no dividends being received for Tarkwa and Damang in 2007.

During the second quarter of 2007, cash flow used in investing activities was $28.7 million compared to $0.4 million for the second quarter of 2006. Cash flow used in investing activities was $2.2 million during the first half of 2007 compared to cash flow from investing activities of $4.7 million during the first half of 2006. The higher cash flow used in 2007 is mainly due to increases in investments in mining and exploration activities. These investments are reduced, on a year-to-date basis, by the sale of Bauxite operations and redemption of short-term deposits.

Investments in mining assets are mainly related to purchases of equipment at Rosebel mine, underground infrastructure and development at the Doyon and Niobec divisions, and capitalized deferred stripping at Yatela. Investments in exploration and development are mainly related to the development of Camp Caiman, Quimsacocha, La Arena and Buckreef.

Cash flow used in financing activities was $2.8 million in the second quarter of 2007 compared to $22.3 million in the second quarter of 2006. Cash flow used in financing activities was $37.3 million during the first half of 2007 compared to $25.6 million during the first half of 2006. The decrease in cash flow used in financing activities during the second quarter of 2007 is attributable to lower debt repayments and no repurchase of call options in 2007.

Discretionary cash and short-term deposits increased by $3.5 million during the second quarter of 2007 and decreased by $17.6 million during the first half of 2007 (Q2 2006 – increase of $16.7 million; First half of 2006 – increase of $37.5 million). Items that affect discretionary cash and are not presented in the Company’s cash flow relate to distributions received from the Company’s joint ventures and working interests and are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
($000)	$	$	$	$
Tarkwa cash receipts	–	6,074	–	16,330
Damang cash receipts	–	2,835	–	4,725
Sadiola cash receipts	4,275	12,400	8,550	16,200
Yatela cash receipts, net of repayments	16,000	9,800	16,000	19,440
	20,275	31,109	24,550	56,695

Liquidity and Capital Resources

The Company’s cash, short-term deposit and gold bullion position totaled $189.5 million as at June 30, 2007 with gold bullion valued at market. This amount provides the Company with a high level of liquidity and capital resources and will be more than sufficient to fund its known commitments. In addition, the Company is currently under negotiations to complete a credit facility arrangement which will be beneficial in assisting with its growth initiativies.

Working Capital

	June 30, 2007	December 31, 2006
Working Capital ($000)	124,220	102,056
Current Ratio	1.8	1.5

Cash and Cash Equivalents and Short Term Deposits

($000)	June 30, 2007 $	December 31, 2006 $
Discretionary cash and short term deposits	76,348	93,975
Joint venture cash	16,458	30,389
Total	92,806	124,364

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines which equate to $5.5 million and $2.4 million respectively as at June 30, 2007 and $3.9 million and $3.3 million respectively as at December 31, 2006.

Gold Bullion

At June 30, 2007, the accumulated gold bullion balance was 148,704 ounces at an average cost of $330 per ounce for a total cost of $49.0 million. The market value of the bullion was $96.7 million using the June 30, 2007 gold price of $651 per ounce (December 31, 2006 - $94.0 million).

Credit Facility

Following the acquisition of Cambior on November 8, 2006, the Company assumed a credit facility consisting of a non-revolving term loan and a revolving credit facility.

The term loan balance outstanding as at June 30, 2007 was $11.0 million which take into consideration the scheduled repayments of $3.5 million during the first and second quarter of 2007.

The outstanding $14.0 revolving credit facility was also repaid during the first quarter of 2007. As at June 30, 2007, the $30.0 million revolving portion of the credit facility was unutilized except for $10.9 million in letters of credit issued to guarantee asset retirement obligations. The Company is in the process of securing a new credit facility to replace the current facility.

Gold Sales and Commitments

Risk Factors

IAMGOLD is subject to various financial and operational risks that could have a significant impact on profitability and levels of operating cash flow. Financial risks are related to commodity prices, currency and access to capital markets, and are described in the MD&A of the Company’s 2006 annual report.

The Company has a policy of not hedging its future gold production. As such, it is exposed to movement in gold prices.

As at June 30, 2007, the Company’s remaining gold sales commitments assumed following the acquisition of Cambior were 22,311 ounces of gold to be delivered in 2007 at $350 per ounce and the estimated fair value of $6.8 million was recognized on the balance sheet as they are treated as non-hedge instruments. The change in market value during the first half of 2007 was included in the earnings statement as a non-hedge derivative loss totaling $1.0 million. On delivery of gold into the forward contracts, the related marked-to-market value is amortized into gold revenue.

As at June 30, 2007, the Mupane sales contracts, totaling 160,552 ounces of gold at a price of $404 per ounce, are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the second quarter of 2007, 19,663 ounces of gold were delivered under these forward sales contracts (38,888 ounces during the first half of 2007).

The estimated fair value of the Company’s gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, was as follows:

	June 30, 2007	December 31, 2006
($000)	$	$
Fair value of non-hedge derivatives (gold and foreign exchange) (Cambior)	6,789	16,409
Fair value of normal sales (Mupane)	43,292	53,040
Estimated mark-to-market value	50,081	69,449
Recognized on the balance sheet:
Non-hedge derivates (gold and foreign exchange) (Cambior)	6,789	16,409
Forward sales liability—Normal sales (Mupane)	36,755	44,785
	43,544	61,194
Off-balance sheet—net fair value of forwards	6,537	8,255

The Company also had 25,000 ounces of gold receivable as at June 30, 2007, valued at $16.5 million related to the prior disposal of a project. The loss resulting from the change in the market price for the gold receivable during the second quarter of 2007 was $0.3 million (gain of $0.5 million for the first half of 2007).

Other Commitments

The Company’s commitments to complete facilities decreased from $11.8 million as at December 31, 2006 to $7.5 million at the end of June 2007 mainly due to the Camp Caiman project.

Disclosure

As of the end of the second quarter of 2007 of IAMGOLD, an evaluation was carried out under the supervision of and with the participation of IAMGOLD’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of disclosure controls and procedures were effective as of June 30, 2007, the end of the period covered by this report, to ensure that material information relating to IAMGOLD and its consolidated subsidiaries would be made known to them by others within those entities.

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Changes in Canadian Accounting Policies

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, IAMGOLD adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standards related to: Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments—Recognition and Measurement”, and Section 3865, “Hedges”.

Section 3855 “Financial Instruments—Recognition and Measurement”

Financial assets must be classified into one of the four following categories:
•	Held-to-maturity investments (measured at cost);
•	Loans and receivables (measured at amortized cost);
•	Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
•
Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in other comprehensive income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Section 1530 “Comprehensive Income”

According to Section 1530, comprehensive income is defined as net earnings and other comprehensive income and represents all changes in equity during a period, from transactions and events from non-owners sources. Accumulated other comprehensive income will include the unrealized gains/losses on the translation of self-sustaining foreign operations and unrealized gains/losses on financial assets which are classified as available-for-sale.

Impact:

On January 1, 2007, these changes in accounting policies required the following adjustments:

	Balance December 31, 2006	Adjustments	Balance January 1, 2007
($000)	$	$	$
Assets
Other long-term assets—Debenture receivable	2,000	280	2,280
Other long-term assets—Marketable securities	9,379	2,310	11,689
Other long-term assets—Gold receivable	15,281	(42)	15,239
Other long-term assets—Embedded derivative	-	148	148

Liabilities
Future income and mining tax liability	185,015	199	185,214

Shareholders’ equity Comprehensive income
Retained earnings	108,932	106	109,038
Cumulative translation adjustment	(4,836)	4,836	-
Other comprehensive loss	-	(2,445)	(2,445)

Marketable securities and debenture receivable are classified as available-for-sale assets and are measured at fair value using the last quoted price when available or a valuation technique such as the Black-Scholes pricing model. Unrealized gains or losses are reported as a separate component of other comprehensive income. When realized, they are recorded in net earnings.

Gold receivable is considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately. The receivable is accounted for as an interest bearing receivable, with accrued interest charged to earnings. The embedded derivative is marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under “non-hedge derivative gain or loss”.

Long-term debt is accounted for at amortized cost, using the effective interest method which did not have any impact on its carrying value on the adoption date.

Adjustments to future income and mining tax liability reflect the tax impact of the previous adjustments.

During the second quarter of 2007, a decrease, net of income tax, in the fair value of marketable securities and debenture totaling $2.4 million ($3.5 million for the first half of 2007) was reflected in “accumulated other comprehensive loss”. An unrealized gain on translation of the net investment in self-sustaining foreign operations totaling $13.5 million for the second quarter of 2007 ($15.1 million for the first half of 2007) was classified under other comprehensive income. The decrease of the gold receivable embedded derivatives totaling $0.3 million for the second quarter of 2007 (increase of $0.5 million for the first half of 2007) was accounted for as a non-hedge derivative gain/loss in the statement of earnings.

Stripping Costs

EIC-160 – “Stripping Costs incurred in the production phase of a mining operation” requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment began on January 1, 2007 and was applied on a prospective basis.

There are capitalized stripping costs related to Yatela mine for which a pit cutback of the main pit was approved in 2006. As a result of the pit deepening, the life of Yatela will be extended to 2010 rather than closing in 2007 as previously planned. Amortization is based on the estimated additional reserves of the pit deepening using the units-of-production method.

Reconciliation of capitalized stripping costs in 2007 is as follows:

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
($000)	$	$
Beginning balance	12,286	9,459
Stripping costs capitalized	3,574	7,036
Amortization	(1,339)	(1,974)
Ending balance	14,521	14,521

Future Accounting Changes

Financial instruments—disclosures and presentation:

The CICA issued new accounting standards: 3862—Financial instruments – disclosures, and 3863—Financial instruments – presentation which will be effective for IAMGOLD on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation, and require the disclosure of additional qualitative and quantitative information that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: 1535—Capital disclosures which will be effective for IAMGOLD on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

Inventories:

In June 2007, the CICA issued Section 3031-Inventories which replaces Section 3030 and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are: Measurement at the lower of cost and net realizable value; Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs; Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories; Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This new section also provides for additional disclosure. The Company is currently evaluating the effect that the adoption of Section 3031 will have on its consolidated results of operations and financial condition.

Forward Looking Statements

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others; economic, business and political conditions, decreases in the market, the price of gold, hazards associated with mining, labour disruptions, changes in government, exchange rates, currency devaluations; inflation and other macro-economic factors. These forward looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

US Investors Should Note

The US Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

As at August 13, 2007, the number of shares issued and outstanding of the Company was 293,336,522. In addition there were 19,992,000 warrants exercisable for 8,396,640 shares and 6,584,986 share options outstanding.

for further information contact:

Joseph F. Conway
President & Chief Executive Officer

Carol Banducci
Chief Financial Officer

Tel: (416) 360-4710
North America Toll-Free: 1 (888) IMG-9999
Fax: (416) 360-4750

Please note:

This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through CCN Matthews’ website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company’s mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes and management fees. The Company also reports Gold Institute (“GI”) cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods relating to current period production or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000's except where noted)	2007		2006
	Q2	Q1	Q4	Q3	Q2	Q1
Net Earnings (Loss) from Gold mining operations
100% Owned Mines
Rosebel (95%)	2,538	1,651	(1,064)	-	-	-
Doyon	1,716	3,227	2,155	-	-	-
Sleeping Giant	1,208	1,900	(440)	-	-	-
Mupane	(100,062)	(5,731)	(2,441)	(1,351)	871	-
OMAI Gold	(1,660)	(2,097)	(2,259)	-	-	-
Joint ventures:
Sadiola (38%)	3,015	4,791	10,280	9,734	10,545	4,463
Yatela (40%)	7,612	7,162	8,236	5,197	13,696	8,543
Subtotal Working Mines	(85,633)	10,903	14,467	13,580	25,112	13,006
Working Interests:
Tarkwa (18.9%)	6,174	5,378	5,503	4,814	5,963	7,185
Damang (18.9%)	139	905	798	944	2,049	1,616
Subtotal Working Interests	6,313	6,283	6,301	5,758	8,012	8,801
As per Segmented information note to financial statements	(79,320)	17,186	20,768	19,338	33,124	21,807

Rosebel
Gold revenue	46,945	31,236	26,974	-	-	-
Mining costs:
Total cash costs	(33,311)	(24,065)	(16,654)	-	-	-
By-product credit	42	33	51	-	-	-
Gold Institute cash costs	(33,269)	(24,032)	(16,603)	-	-	-
Change in bullion inventory	297	(30)	(3,084)	-	-	-
Exploration expensed	(735)	(358)	(242)	-	-	-
Foreign exchange and interest	(773)	(621)	(530)	-	-	-
Other non-cash adjustments	(37)	(36)	(22)	-	-	-
	(1,248)	(1,045)	(3,878)	-	-	-
Total Mining Costs	(34,517)	(25,077)	(20,481)	-	-	-
	12,428	6,159	6,493	-	-	-
Depreciation and depletion	(7,597)	(5,407)	(4,220)	-	-	-
(Income and mining taxes) recovery	(1,999)	1,006	(3,127)	-	-	-
Non-controlling interest	(294)	(107)	(210)	-	-	-
Net earnings (loss)	2,538	1,651	(1,064)	-	-	-
Gold production (000 oz)	71	48	40	-	-	-
Gold production - 95% (000 oz)	69	46	38	-	-	-
Total cash costs ($/oz)	466	505	415	-	-	-
GI cash costs ($/oz)	466	505	415	-	-	-

(in $000's except where noted)	2007		2006
	Q2	Q1	Q4	Q3	Q2	Q1
Doyon
Gold revenue	18,717	21,562	14,267	-	-	-
Mining costs:
Total cash costs	(18,216)	(17,666)	(10,568)	-	-	-
By-product credit	670	279	162	-	-	-
Cash cost adjustments:
Stockpile movement	(802)	1,691	4	-	-	-
Gold Institute cash costs	(18,348)	(15,696)	(10,402)	-	-	-
Change in bullion inventory	2,572	(811)	80	-	-	-
Exploration expensed	-	2	(886)	-	-	-
Foreign exchange and interest	(53)	(158)	(90)	-	-	-
Other non-cash adjustments	(384)	(352)	(214)	-	-	-
	2,135	(1,319)	(1,110)	-	-	-
Total Mining Costs	(16,213)	(17,015)	(11,512)	-	-	-
	2,504	4,547	2,755	-	-	-
Depreciation and depletion	(1,799)	(1,232)	(469)	-	-	-
(Income and mining taxes) recovery	1,011	(88)	(131)	-	-	-
Net earnings	1,716	3,227	2,155	-	-	-
Gold production (000 oz)	34	31	23	-	-	-
Total cash costs ($/oz)	510	564	445	-	-	-
GI cash costs ($/oz)	533	509	444	-	-	-

Sleeping Giant
Gold revenue	10,923	11,326	4,685	-	-	-
Mining costs:
Total cash costs	(5,820)	(6,525)	(3,216)	-	-	-
By-product credit	208	213	95	-	-	-
Cash cost adjustments:
Stockpile movement	353	693	(132)	-	-	-
Gold Institute cash costs	(5,259)	(5,619)	(3,253)	-	-	-
Change in bullion inventory	426	(120)	(110)	-	-	-
Exploration expensed	(255)	(171)	-	-	-	-
Foreign exchange and interest	11	8	(47)	-	-	-
Other non-cash adjustments	(857)	(98)	(24)	-	-	-
	(675)	(381)	(181)	-	-	-
Total Mining Costs	(5,934)	(6,000)	(3,434)	-	-	-
	4,989	5,326	1,251	-	-	-
Depreciation and depletion	(3,536)	(3,150)	(1,638)	-	-	-
(Income and mining taxes) recovery	(245)	(276)	(53)	-	-	-
Net earnings (loss)	1,208	1,900	(440)	-	-	-
Gold production (000 oz)	18	17	8	-	-	-
Total cash costs ($/oz)	318	371	416	-	-	-
GI cash costs ($/oz)	298	330	433	-	-	-

(in $000's except where noted)	2007		2006
	Q2	Q1	Q4	Q3	Q2	Q1
Mupane
Gold revenue	14,233	11,658	12,017	12,595	14,351	-
Mining costs:
Total cash costs	(12,439)	(11,462)	(12,540)	(9,902)	(9,602)	-
By-product credit	53	119	-	-	-	-
Cash cost adjustments:
Stockpile movement	1,611	251	(207)	217	801	-
Gold Institute cash costs	(10,775)	(11,092)	(12,747)	(9,685)	(8,801)	-
Change in bullion inventory	(1,648)	(1,083)	1,333	(236)	(678)	-
Exploration expensed	(281)	(159)	(128)	(90)	(60)	-
Foreign exchange and interest	72	70	23	(97)	(110)	-
Other non-cash adjustments	(731)	(73)	-	-	-	-
	(2,588)	(1,245)	1,228	(423)	(848)	-
Total Mining Costs	(13,363)	(12,337)	(11,519)	(10,108)	(9,649)	-
	870	(679)	498	2,487	4,702	-
Depreciation and depletion	(7,207)	(5,052)	(4,453)	(3,648)	(4,243)	-
Impairment Loss	(93,725)	-	-	-	-	-
(Income and mining taxes) recovery	-	-	1,514	(190)	412	-
Net earnings (loss)	(100,062)	(5,731)	(2,441)	(1,351)	871	-
Gold production (000 oz)	24	17	24	19	22	-
Total cash costs ($/oz)	512	664	529	531	431	-
GI cash costs ($/oz)	445	650	538	519	395	-

Sadiola (38% proportionate share):
Gold revenue	23,273	21,979	29,627	30,145	31,143	23,361
Mining costs:
Total cash costs	(17,387)	(15,253)	(17,148)	(14,123)	(15,212)	(13,442)
By-product credit	20	23	-	-	-	-
Cash cost adjustments:
Stockpile movement	3,482	2,283	2,746	1,204	1,946	1,897
Gold in process	217	101	(150)	574	-	-
Gold Institute cash costs	(13,668)	(12,846)	(14,552)	(12,345)	(13,266)	(11,545)
Change in bullion inventory	(382)	(712)	410	(264)	299	21
Exploration expensed	(52)	(1)	(3)	(9)	(53)	(145)
Foreign exchange and interest	(963)	180	1,565	161	439	(1,456)
Other non-cash adjustments	(43)	(43)	536	21	24	25
	(1,440)	(576)	2,508	(91)	709	(1,555)
Total Mining Costs	(15,108)	(13,422)	(12,044)	(12,436)	(12,557)	(13,100)
	8,165	8,557	17,583	17,709	18,586	10,261
Depreciation and depletion	(1,757)	(1,618)	(3,223)	(2,786)	(3,112)	(2,521)
(Income and mining taxes) recovery	(3,393)	(2,148)	(4,080)	(5,189)	(4,929)	(3,277)
Net earnings	3,015	4,791	10,280	9,734	10,545	4,463
Gold production - 100% (000 oz)	89	83	131	121	136	111
Gold production - 38% (000 oz)	34	31	50	46	52	42
Total cash costs ($/oz)	516	485	345	307	295	318
GI cash costs ($/oz)	406	409	293	269	257	273

(in $000's except where noted)	2007		2006
	Q2	Q1	Q4	Q3	Q2	Q1
Yatela (40% proportionate share):
Gold revenue	21,311	23,529	20,462	20,914	25,034	19,390
Mining costs:
Total cash costs	(5,172)	(8,613)	(10,153)	(8,918)	(9,487)	(7,775)
By-product credit	13	24	-	-	-	-
Cash cost adjustments:
Stockpile movement	(1,067)	25	(152)	250	835	1,175
Gold in process	645	(1,234)	510	(1,803)	1,163	738
Deferred stripping	(1,974)	-	1,799	2,408	(1,174)	(939)
Gold Institute cash costs	(7,555)	(9,798)	(7,996)	(8,063)	(8,663)	(6,801)
Change in bullion inventory	293	(304)	304	-	-	(531)
Exploration expensed	(20)	-	-	-	(3)	(8)
Foreign exchange and interest	(561)	220	86	(205)	1,582	(358)
Other non-cash adjustments	58	(162)	184	191	191	176
	(230)	(246)	574	(14)	1,770	(721)
Total Mining Costs	(7,785)	(10,044)	(7,422)	(8,077)	(6,893)	(7,522)
	13,526	13,485	13,040	12,837	18,141	11,868
Depreciation and depletion	(1,122)	(1,114)	(1,008)	(3,744)	(4,288)	(3,584)
(Income and mining taxes) recovery	(4,792)	(5,209)	(3,796)	(3,896)	(157)	259
Net earnings	7,612	7,162	8,236	5,197	13,696	8,543
Gold production - 100% (000 oz)	83	88	85	84	100	82
Gold production - 40% (000 oz)	33	35	34	33	40	33
Total cash costs ($/oz)	155	244	298	265	238	236
GI cash costs ($/oz)	227	180	234	239	217	207

Tarkwa (18.9% proportionate share):
Gold revenue	21,554	21,415	20,652	20,455	20,835	20,079
Mining costs:
Total cash costs	(12,433)	(12,851)	(12,262)	(12,020)	(11,555)	(11,110)
Cash cost adjustments:
Gold in process	1,827	513	756	121	280	65
Gold Institute cash costs	(10,606)	(12,338)	(11,506)	(11,899)	(11,275)	(11,045)
Foreign exchange and interest	52	(11)	60	(198)	40	(33)
	52	(11)	60	(198)	40	(33)
Total Mining Costs	(10,554)	(12,349)	(11,446)	(12,097)	(11,235)	(11,078)
	11,000	9,066	9,206	8,358	9,600	9,001
Depreciation and depletion	(2,255)	(1,904)	(1,876)	(1,862)	(1,776)	(1,984)
(Income and mining taxes) recovery	(2,571)	(1,784)	(1,827)	(1,682)	(1,861)	168
Net earnings	6,174	5,378	5,503	4,814	5,963	7,185
Gold production - 100% (000 oz)	170	174	179	174	176	192
Gold production - 18.9% (000 oz)	32	33	34	33	33	36
Total cash costs ($/oz)	386	390	363	366	347	306
GI cash costs ($/oz)	329	375	340	363	339	304

(in $000's except where noted)	2007		2006
	Q2	Q1	Q4	Q3	Q2	Q1
Damang (18.9% proportionate share):
Gold revenue	4,967	5,947	5,971	5,699	6,611	6,447
Mining costs:
Total cash costs	(4,394)	(4,234)	(4,407)	(3,898)	(3,805)	(3,916)
Cash cost adjustments:
Gold in process	57	(37)	(70)	(209)	115	(128)
Gold Institute cash costs	(4,337)	(4,271)	(4,477)	(4,107)	(3,690)	(4,044)
Exploration expensed	(135)	(142)	(28)	(65)	(101)	(57)
Foreign exchange and interest	6	(17)	13	5	146	19
	(129)	(159)	(15)	(60)	45	(38)
Total Mining Costs	(4,466)	(4,430)	(4,492)	(4,167)	(3,645)	(4,082)
	501	1,517	1,479	1,532	2,966	2,365
Depreciation and depletion	(299)	(291)	(316)	(247)	(268)	(278)
(Income and mining taxes) recovery	(63)	(321)	(365)	(341)	(649)	(471)
Net earnings (loss)	139	905	798	944	2,049	1,616
Gold production - 100% (000 oz)	39	48	52	48	56	62
Gold production - 18.9% (000 oz)	7	9	8	9	11	12
Total cash costs ($/oz)	592	462	452	425	361	334
GI cash costs ($/oz)	584	466	459	448	350	345

TOTAL GOLD MINING OPERATIONS
Gold revenue	161,923	148,652	134,655	89,808	97,974	69,277
Mining costs:
Total cash costs	(109,172)	(100,669)	(86,948)	(48,861)	(49,661)	(36,243)
By-product credit	1,006	691	308	-	-	-
Cash cost adjustments	4,349	4,286	5,104	2,762	3,966	2,808
Gold Institute cash costs	(103,817)	(95,692)	(81,536)	(46,099)	(45,695)	(33,435)
Minings costs OMAI	(1,660)	(2,097)	(2,259)	-	-	-
Change in bullion inventory	1,558	(3,060)	(1,067)	(500)	(379)	(510)
Exploration Expensed	(1,478)	(829)	(1,287)	(164)	(217)	(210)
Foreign exchange and interest	(2,209)	(329)	1,080	(334)	2,097	(1,828)
Other non-cash adjustments	(1,994)	(764)	460	212	215	201
	(5,783)	(7,079)	(3,073)	(786)	1,716	(2,347)
Total Mining costs	(109,600)	(102,771)	(84,609)	(46,885)	(43,979)	(35,782)
	52,323	45,881	50,046	42,923	53,995	33,495
Depreciation and depletion	(25,572)	(19,768)	(17,203)	(12,287)	(13,687)	(8,367)
Impairment Loss	(93,725)	-	-	-	-	-
(Income and mining taxes) recovery	(12,052)	(8,820)	(11,865)	(11,298)	(7,184)	(3,321)
Non-controlling interest	(294)	(107)	(210)	-	-	-
Net earnings (loss) - Gold mining operations	(79,320)	17,186	20,768	19,338	33,124	21,807
Attributable Production (000's oz)	251	219	220	140	158	123
Weighted average total cash costs per ounce ($/oz)	425	436	390	348	315	294
Weighted average Gold Institute cash costs per ounce ($/oz)	408	416	367	329	290	271

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(United States Dollars in 000s)
	June 30, 2007	December 31, 2006
	$	$
ASSETS
Current Assets:
Cash and cash equivalents (note 5)	92,764	101,500
Short term deposits	42	22,864
Gold bullion (market value $96,732; December 31, 2006 $93,981) (note 6)	49,012	49,012
Receivables and other	73,719	65,942
Inventories	65,531	61,325
Current assets held for sale (note 4)	-	17,924
	281,068	318,567
Other long-term assets	74,048	83,844
Working interests	99,683	87,086
Royalty interests	37,682	39,786
Mining assets	991,421	1,050,664
Exploration and development	219,847	200,588
Goodwill (note 7)	420,870	464,975
Long-term assets held for sale (note 4)	-	33,166
	1,843,551	1,960,109
	2,124,619	2,278,676
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	112,733	119,741
Dividends payable	-	17,570
Current portion of long-term liabilities	44,115	69,960
Current liabilities relating to assets held for sale (note 4)	-	9,240
	156,848	216,511
Long-term liabilities:
Long-term debt	7,210	9,625
Future income and mining tax liability	168,318	185,015
Asset retirement obligations	43,331	39,933
Accrued benefit liability	3,962	6,321
Long-term portion of forward sales liability	19,575	28,346
Long-term liabilities relating to assets held for sale (note 4)	-	15,862
	242,396	285,102
Non-controlling interest	4,113	3,712
Shareholders' equity:
Common shares (note 9)	1,629,473	1,625,994
Stock-based compensation	19,674	19,153
Warrants	24,393	24,403
Share purchase loans	(323)	(295)
Retained earnings	38,953	108,932
Accumulated other comprehensive income (note 10)	9,092	(4,836)
	1,721,262	1,773,351
	2,124,619	2,278,676
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(United States Dollars in 000s, except per share data)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	$	$	$	$
Revenues	167,306	71,955	313,664	116,436
Expenses:
Mining costs	113,451	29,100	211,797	49,722
Depreciation, depletion, and amortization	28,734	12,377	52,172	19,380
	142,185	41,477	263,969	69,102
	25,121	30,478	49,695	47,334
Earnings from working interests	6,313	8,012	12,597	16,813
	31,434	38,490	62,292	64,147
Other expenses (income):
Corporate administration	9,223	3,700	16,354	6,346
Exploration	5,465	2,425	8,718	3,714
Impairment charge (note 3)	93,725	-	93,725	-
Foreign exchange	(106)	(194)	782	(20)
Non-hedge derative loss (gain) (note 12b)	(40)	-	484	-
Investment income	(626)	(1,843)	(1,484)	(2,295)
Non-controlling interest	294	-	401	-
	107,935	4,088	118,980	7,745
Earnings (loss) before income and mining taxes	(76,501)	34,402	(56,688)	56,402
Income and mining taxes (recovery):
Current taxes	9,852	4,991	17,832	8,120
Future taxes	(4,983)	(427)	(4,435)	(1,407)
	4,869	4,564	13,397	6,713
Net earnings (loss)	(81,370)	29,838	(70,085)	49,689

Weighted average number of common shares
outstanding (000's) (note 9g)
Basic	293,042	175,693	292,920	163,848
Diluted	293,042	176,334	292,920	164,595
Basic and diluted net earnings (loss) per share	(0.28)	0.17	(0.24)	0.30
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Unaudited)
(United States Dollars in 000s)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	$	$	$	$
Retained earnings, beginning of period	120,323	73,872	108,932	54,021
Change in accounting policies, related
to financial instruments (note 1)	-	-	106	-
Restated balance, beginning of period	120,323	73,872	109,038	54,021
Net earnings (loss)	(81,370)	29,838	(70,085)	49,689
Retained earnings, end of period	38,953	103,710	38,953	103,710

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)
(United States Dollars in 000s)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Net earnings (loss)	(81,370)	29,838	(70,085)	49,689
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment
Unrealized gain on translation of the net
investment in self-sustaining foreign operations	13,468	-	15,063	-
Change in unrealized gains (losses) on
available-for-sale financial assets		-		-
Unrealized loss on available-for-sale financial
assets-debenture receivable	(320)	-	(680)	-
Unrealized loss on available-for-sale financial
assets-marketable securities	(2,243)	-	(3,126)	-
Income tax impact	153	-	280	-
	(2,410)	-	(3,526)	-
Total other comprehensive income, net of tax (note 10)	11,058	-	11,537	-
Comprehensive income (loss)	(70,312)	29,838	(58,548)	49,689
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(United States Dollars in 000s)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Operating activities:
Net earnings (loss)	(81,370)	29,838	(70,085)	49,689
Settlement of accrued benefit liability	(2,071)	-	(2,071)	-
Items not affecting cash:
Impairment charge (note 3)	93,725	-	93,725	-
Earnings from working interests, net of dividends	(6,313)	(5,379)	(12,597)	(8,308)
Depreciation, depletion and amortization	28,734	12,506	52,172	19,543
Depreciation and depletion - deferred stripping and other	1,651	-	2,436	-
Amortization of forward sales liability	(4,108)	(3,677)	(8,031)	(3,677)
Gain on non-hedge derivatives and other assets	(5,626)	-	(10,339)	-
Gain on sale of royalties and repurchase of call options	-	(1,352)	-	(1,352)
Stock-based compensation	1,217	848	1,795	1,344
Unrealized foreign exchange losses	1,216	562	825	731
Accretion expenses - asset retirement obligations, net of
disbursements	1,942	182	2,661	274
Future benefit expenses	148	-	148	-
Non-controlling interest	294	-	401	-
Future income taxes	(4,983)	(427)	(4,435)	(1,407)
Change in non-cash working capital	(10,394)	(8,825)	(15,891)	(10,767)
	14,062	24,276	30,714	46,070
Investing activities:
Transaction costs, net of cash acquired (note 2)	-	(1,024)	-	(3,170)
Mining assets	(20,405)	(1,872)	(39,283)	(2,533)
Exploration and development	(8,796)	(3,183)	(14,909)	(4,106)
Note receivable	-	2,324	-	4,475
Distributions received from working interests	-	6,275	-	12,550
Short term deposits	(2)	(16,323)	22,822	(15,835)
Gold bullion royalties	-	(112)	-	(124)
Other assets	87	(370)	118	(426)
Proceeds from disposal of assets (note 4)	462	-	29,098	-
Proceeds from sale of royalty interests	-	13,850	-	13,850
	(28,654)	(435)	(2,154)	4,681
Financing activities:
Issue of common shares, net of issue costs	770	894	2,146	9,431
Dividends paid	-	-	(17,570)	(8,870)
Proceeds from loan	-	-	7,500	-
Repayment of long-term debt	(3,618)	(19,855)	(29,372)	(22,830)
Repurchase of call options	-	(3,363)	-	(3,363)
	(2,848)	(22,324)	(37,296)	(25,632)
Net increase (decrease) in cash and cash equivalents	(17,440)	1,517	(8,736)	25,119
Cash and cash equivalents, beginning of period	110,204	69,136	101,500	45,534
Cash and cash equivalents, end of period	92,764	70,653	92,764	70,653
Supplemental cash flow information:
Interest paid	268	1,924	1,015	2,670
Income taxes paid (received)	1,788	(5,155)	4,667	(2,026)
See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
(Unaudited. All amounts are in thousands of United States Dollars except where otherwise indicated.)

For the six month period ended June 30, 2007

The interim consolidated financial statements of IAMGOLD Corporation (“IAMGOLD” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada, except they do not contain all the disclosures as required for annual financial statements. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2006. The results of operations for the first six month period of 2007 are not necessarily indicative of the results to be expected for the full year.

1.           Changes in Canadian Accounting Policies:

(a)Financial Instruments, Comprehensive Income and Hedges:

Effective January 1, 2007, IAMGOLD adopted the new CICA accounting standards related to: Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments—Recognition and Measurement”, and Section 3865, “Hedges”.

Section 3855 “Financial Instruments—Recognition and Measurement”

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:
•	Held-to-maturity investments (measured at cost);
•	Loans and receivables (measured at amortized cost);
•	Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
•
Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in other comprehensive income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Section 1530 “Comprehensive Income”:

According to Section 1530, comprehensive income is defined as net earnings and other comprehensive income and represents all changes in equity during a period, from transactions and events from non-owners sources. Accumulated other comprehensive income will include unrealized gains and losses on the translation of self sustaining foreign operations and unrealized gains/losses on financial assets which are classified as available-for-sale.

Impact:

On January 1, 2007, these changes in accounting policies required the following adjustments:

($000)	Balance December 31, 2006	Adjustments	Balance January 1, 2007
	$	$	$
Assets
Other long-term assets—Debenture receivable	2,000	280	2,280
Other long-term assets—Marketable securities	9,379	2,310	11,689
Other long-term assets—Gold receivable	15,281	(42)	15,239
Other long-term assets—Embedded derivative	-	148	148
Liabilities
Future income and mining tax liability	185,015	199	185,214
Shareholders’ equity Comprehensive income
Retained earnings	108,932	106	109,038
Cumulative translation adjustment	(4,836)	4,836	-
Other comprehensive loss	-	(2,445)	(2,445)

Marketable securities and debenture receivable are classified as available-for-sale assets and are measured at fair value using the last quoted price when available or a valuation technique such as the Black-Scholes pricing model. Unrealized gains or losses are reported as a separate component of other comprehensive income. When realized, they are recorded in net earnings.

Gold receivable is considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately. The receivable is accounted for as an interest bearing receivable, with accrued interest charged to earnings. The embedded derivative is marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under “non-hedge derivative gain or loss”.

Long-term debt is accounted for at amortized cost, using the effective interest method which did not have any impact on its carrying value on the adoption date.

Adjustments to future income and mining tax liability reflect the tax impact of the previous adjustments.

During the second quarter of 2007, a decrease, net of income tax, in the fair value of marketable securities and debenture totaling $2,410 (year-to-date: $3,526) was reflected in “accumulated other comprehensive loss”.  An unrealized gain on translation of the net investment in self-sustaining foreign operations totaling $13,468 for the second quarter of 2007 (year-to-date $15,063) was classified under other comprehensive income. The decrease of the gold receivable embedded derivatives totaling $272 during the second quarter of 2007 (year-to-date: increase of $488) was accounted for as a non-hedge derivative gain/loss in the statement of earnings.

(b) Stripping Costs:

EIC-160 – “Stripping Costs incurred in the production phase of a mining operation” requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment began on January 1, 2007 and was applied on a prospective basis.

There are capitalized stripping costs related to the Yatela mine for which a pit cutback of the main pit was approved in 2006. As a result of the deepening of the pit, the life of Yatela will be extended to 2010 rather than closing in 2007 as previously planned. Amortization is based on the estimated additional reserves of the pit deepening using the units-of-production method.

Reconciliation of capitalized stripping costs in 2007 is as follows:

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
	$	$
Beginning balance	12,286	9,459
Stripping costs capitalized	3,574	7,036
Amortization	(1,339)	(1,974)
Ending balance	14,521	14,521

(c)	Future Accounting Changes:

Financial instruments—disclosures and presentation:

The CICA issued new accounting standards: 3862—Financial instruments – disclosures, and 3863—Financial instruments – presentation which will be effective for IAMGOLD on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation, and require the disclosure of additional qualitative and quantitative information that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: 1535—Capital disclosures which will be effective for IAMGOLD on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

Inventories:

In June 2007, the CICA issued Section 3031-Inventories which replaces Section 3030 and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are: Measurement at the lower of cost and net realizable value; Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects; Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories; Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This new section also provides for additional disclosure. The Company is currently evaluating the effect that the adoption of Section 3031 will have on its consolidated results of operations and financial condition.

2.	Acquisitions:

Gallery Gold Limited:

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”). The purchase price has been determined to be $202,329, including acquisition expenses of $2,479 and the purchase of GGL common share options for $2,402.

Cambior Inc.:

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior. The purchase price has been determined to be $1,104,704, including acquisition costs of $4,634. The Company has made a preliminary allocation of this price to the individual assets acquired and is in the process of determining the final allocation with the assistance of third party consultants.

Changes to Purchase Price Allocation:

The allocation of the fair values of the consideration paid for both transactions to the fair values of the identifiable assets and liabilities on the respective closing dates are set out below. The Company retained outside specialists to assist in determining the final allocations for GGL.

FAIR VALUE	GGL (Final)	Cambior (Preliminary)	Total
	$	$	$
Assets acquired and liabilities assumed:
Cash and cash equivalents	971	7,183	8,154
Mining assets	123,874	879,201	1,003,075
Exploration and development	99,775	94,774	194,549
Other assets	20,472	100,112	120,584
Net assets held for sale	-	26,343	26,343
Goodwill	62,837	328,885	391,722
Current liabilities	(11,186)	(94,335)	(105,521)
Long-term debt	(16,589)	(33,716)	(50,305)
Forward sales liability and gold call option	(59,711)	(16,205)	(75,916)
Asset retirement obligations	(2,791)	(38,380)	(41,171)
Accrued benefit liabilities	-	(9,829)	(9,829)
Future income and mining tax liabilities	(15,323)	(135,827)	(151,150)
Non-controlling interest	-	(3,502)	(3,502)
	202,329	1,104,704	1,307,033
Consideration paid:
Issue of 26,221,468 common shares of the Company	197,448	-	197,448
Issue of 116,258,765 common shares of the Company	-	1,062,605	1,062,605
Settlement of GGL common share options	2,402	-	2,402
Issue of 2,428,873 IAMGOLD equivalent options	-	13,062	13,062
Issue of warrants equivalent to 8,400,000 IAMGOLD shares	-	24,403	24,403
Transaction costs	2,479	4,634	7,113
	202,329	1,104,704	1,307,033

3.           Impairment Charge:

Due to the under performance of the Mupane mine over the last year, a review of all aspects on the operation was competed during the second quarter of 2007.  The long-term plan was updated based on estimated higher unit operating costs and a reduction of mineral reserves as well as estimated future realized gold prices.

In accordance with its accounting policies, the Company reviewed the carrying value of the Mupane mine based on its long-term plan, revised production costs and updated mineral reserves and determined that an impairment loss of $93,725 was necessary.  This charge to earnings was recognized as a reduction in goodwill, other long-term assets, and mining assets, by $32,782, $8,038, and $52,905, respectively.

Net estimated future cash flows from the Mupane mine were calculated, on an undiscounted basis, based on best estimates of future gold production, which were established using long-term gold price.  Future expected operating costs, capital expenditures and asset retirement obligations were based on the life of the mine.  The fair value was calculated by discounting the estimated future net cash flows using a single interest rate, commensurate with the risk. Management’s estimate of future cash flow is subject to risks and uncertainties therefore, it is reasonably possible that future changes could be required with respect to their cash flows and the overall value of the mine.

4.           Assets held for sale:

Bauxite Operations

On February 13, 2007, the Company announced that it had concluded an agreement for the sale of its 70% equity interest in Omai Bauxite Mining Inc. (“OBMI”) and its 100% equity interest in Omai Services Inc. (“OSI”). The effective date of the agreement was December 31, 2006. Assets and liabilities related to OBMI and OSI were classified as assets and liabilities held for sale and the statement of cash flows separately disclosed the cash flows attributable to discontinued operations. The fair value of OBMI and OSI was considered in the purchase equation of Cambior (note 2) and revised with the receipt of $28,451 from the purchaser on March 21, 2007.

5.           Cash and Cash Equivalents:

	June 30, 2007	December 31, 2006
	$	$
Corporate	76,306	71,111
Joint ventures	16,458	30,389
	92,764	101,500

6.           Gold Bullion:

	June 30, 2007	December 31, 2006
Ounces held (oz)	148,704	148,704
Weighted average acquisition cost ($/oz)	330	330
Acquisition cost ($)	49,012	49,012
Spot price for gold ($/oz)	651	632
Market value ($)	96,732	93,981

7.           Goodwill:

Six Months Ended June 30, 2007
$
Goodwill, beginning of period	464,975
Goodwil acquired—GGL (note 2)	(9,568)
Goodwill acquired—Cambior (note 2)	(1,755)
Impairment—GGL (note 3)	(32,782)
Goodwill, end of period	420,870

8.           Long-term debt:

Following the acquisition of Cambior on November 8, 2006, the Company assumed a credit facility consisting of a non-revolving term loan and a revolving credit facility.

After scheduled repayments of $3,500 in the first and second quarter of 2007, the outstanding balance of the term loan at the end of the second quarter was $11,000.

For the revolving portion of the credit facility, the year end 2006 outstanding balance of $14,028 was fully repaid during the first quarter of 2007. As at June 30, 2007, the $30,000 revolving portion of the credit facility was unutilized except for $10,898 in letters of credit issued to guarantee asset retirement obligations.

9.           Share Capital:

              (a)Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Three Months Ended June 30, 2007		Six Months Ended June 30, 2007
	Number of Shares	Amount	Number of Shares	Amount
		$		$
Issued and outstanding, beginning	292,975,365	1,627,909	292,559,957	1,625,994
Exercise of options	143,912	1,527	510,616	3,027
Share purchase plan	-	-	5,613	50
Warrants exercised	3,360	37	3,360	37
Share bonus plan	-	-	43,091	365
Issued and outstanding, end	293,122,637	1,629,473	293,122,637	1,629,473

              (b) Share options:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants.

A summary of the status of the Company’s share option plan as of June 30, 2007, and changes during the first six months then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rate at June 30, 2007 and December 31, 2006 were 1.0654 and 1.1654 respectively.

	Three Months Ended June 30, 2007		Six Months Ended June 30, 2007
	Options	Weighted average exercise price ($C)	Options	Weighted average exercise price ($C)
Outstanding, beginning	7,004,291	8.41	5,685,495	7.66
Granted	-	-	1,695,500	10.09
Exercised	(143,912)	5.63	(510,616)	4.74
Forfeited	(61,508)	10.11	(71,508)	10.07
Outstanding, end	6,798,871	8.46	6,798,871	8.46
Exercisable, June 30, 2007			3,793,204	7.10

The fair value of the options granted during the first quarter of 2007 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions.  The expected life of these options is five years and the estimated fair value will be expensed over the options’ vesting period of four years.

2007
Risk free interest rate	4%
Volatility	37%
Dividend	1%

(c)	Share purchase plan:

The existing share purchase plan was terminated on December 31, 2006, and replaced by a new share purchase plan whereby the Company will contribute 75% of the participant’s contribution towards the purchase of shares on the open market. Common shares purchased under the plan are restricted until December of each year. During the first quarter of 2007, 5,613 shares were issued for $50 under the terminated plan relating to shares issuable and expensed at December 31, 2006.

(d)	Share bonus plan:

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded.

Number of shares	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Outstanding, beginning	153,801	85,092
Granted	5,000	116,800
Issued	-	(43,091)
Outstanding, end	158,801	158,801

(e)	Stock-based compensation:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Share options (b)	1,017	717	1,434	1,081
Share purchase plan (c)	-	31	-	62
Share bonus plan (d)	200	100	361	201
Total	1,217	848	1,795	1,344

(f)	Warrants:

On acquisition of Cambior, 20,000,000 warrants were issued, exercisable for 8,400,000 shares at a price of C$8.93 each.  During the second quarter of 2007, 8,000 warrants were exercised to acquire 3,360 shares. The remaining 19,992,000 warrants expire August 12, 2008.

(g)	Earnings per share:

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic earnings (loss) per share computation:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Numerator:
Net earnings (loss)	(81,370)	29,838	(70,085)	49,689
Denominator (000’s):
Average common shares outstanding	293,042	175,693	292,920	163,848
Basic earnings (loss) per share ($ per share)	(0.28)	0.17	(0.24)	0.30

Diluted earnings (loss) per share computation:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Numerator:
Net earnings (loss)	(81,370)	29,838	(70,085)	49,689
Denominator (000’s):
Average common shares outstanding	293,042	175,693	292,920	163,848
Dilutive effect of employee stock options	-	641	-	747
Dilutive effect of warrants	-	-	-	-
Total average common shares outstanding	293,042	176,334	292,920	164,595
Diluted earnings (loss) per share ($ per share)	(0.28)	0.17	(0.24)	0.30

Stock options and warrants excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(000’s)	2007	2006	2007	2006
Outstanding options	6,799	1,405	6,799	1,405
Warrants	19,992	-	19,992	-
	26,791	1,405	26,791	1,405

(h)	Flow-through common shares:

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation.  If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at June 30, 2007, there was no remaining commitment with respect to unspent resource expenditures under flow-through common share agreements.

10.           Accumulated Other Comprehensive Income (Loss)

	Cumulative translation adjustment	Unrealized gain (loss) on debenture receivable	Unrealized gain (loss) on marketable securities	Income tax impact	Accumulated other comprehensive income (loss)
	$	$	$	$	$
Opening balance	(4,836)	-	-	-	(4,836)
Change in accounting policy for financial instruments (note 1)	-	280	2,310	(199)	2,391
Adjusted balance, beginning of period	(4,836)	280	2,310	(199)	(2,445)
Change during the first quarter of 2007	1,595	(360)	(883)	127	479
Balance as at March 31, 2007	(3,241)	(80)	1,427	(72)	(1,966)
Change during the second quarter of 2007	13,468	(320)	(2,243)	153	11,058
Balance as at June 30, 2007	10,227	(400)	(816)	81	9,092

11.           Fair value of financial instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments and commodities:

	June 30, 2007		December 31, 2006
	Carrying value	Fair value	Carrying value	Fair Value
	$	$	$	$
Financial Assets
Cash and cash equivalents (1)	92,764	92,764	101,500	101,500
Short-term deposits (1)	42	42	22,864	22,864
Gold bullion(2)	49,012	96,732	49,012	93,981
Receivables excluding gold receivable (1)	49,240	49,240	49,142	49,142
Debenture receivable (3)	1,600	1,600	2,000	2,280
Marketable securities(4)	7,478	7,478	9,379	10,830
Gold receivable-contract(5)	15,864	15,961	15,125	15,120
Gold receivable-embedded derivative(5)	636	636	156	156
Restricted cash and other (1)	1,278	1,278	1,179	1,179
Financial liabilities
Accounts payable and accrued liabilities (1)	112,733	112,733	128,981	128,981
Long-term debt (including current portion) (6)	17,439	17,439	38,888	38,888
Fair value of gold forwards (Note 12 (a))(7)	43,544	50,081	61,194	69,449

(1)
Recorded at amortized cost. The fair value of cash and cash equivalents, short-term deposits, receivables excluding gold receivable, restricted cash and other and, accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

(2)	Recorded at amortized cost. The carrying value of the gold bullion represents its cost and the fair value is based on the spot price for gold at the end of the period.

(3)	Recorded at fair value. The fair value of the debenture receivable is based on the last quoted market price of the related shares.

(4)	Recorded at fair value. The fair value of the marketable securities was based on the last quoted market price and on the Black-Scholes pricing model for options included in the Company’s portfolio.

(5)
The contract is accounted for as an interest bearing receivable. The embedded derivative is marked-to-market based on the change in gold price between the inception date of the contract and the end of the period.

(6)
Recorded at amortized cost. Since most of the long-term debt is variable rate debt, the fair value of the Company’s long-term debt is equivalent to the carrying amount. Fair value is estimated using discounted cash flow analysis based on the Company’s current borrowing rate for similar borrowing arrangements.

(7)
The Company obtains a valuation from counterparty of its portfolio of gold and foreign exchange commitments.  This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.

12.	Commitments and Contingencies:

(a)	Gold sales commitments:

On the acquisition of Cambior in November 2006, the Company assumed gold sales commitments of 56,420 ounces to be delivered in 2007 at $350 per ounce. The estimated fair value was recognized on the balance sheet and these commitments are treated as non-hedge instruments. As at June 30, 2007, the marked-to-market value of the remaining 22,311 ounces was $6,789 and the change in market value during the first six month period of 2007 was included in the earnings statement as a non-hedge derivative loss. On delivery of gold into the forward contracts, the related marked-to-market value is amortized and recorded into gold revenue.

As of June 30, 2007, the remaining outstanding forward sales contracts acquired on acquisition of GGL (Mupane) were as follows:

Year	Forward Sales (oz)	Average Forward Price ($/oz)
2007	38,888	403
2008	77,776	402
2009	43,888	407
Total	160,552	404

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the first six month period of 2007, 38,888 ounces of gold were delivered under forward sales contracts.

The estimated fair value of the Company’s gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, was as follows:

	June 30, 2007	December 31, 2006
	$	$
Fair value of non-hedge derivatives - Forwards (Cambior)	6,789	16,409
Fair value of normal sales contracts (Mupane)	43,292	53,040
Estimated mark-to-market value	50,081	69,449
Recognized on the balance sheet:
Non-hedge derivatives – Forwards (Cambior)	6,789	16,409
Forward sales liability – Normal sales (Mupane)	36,755	44,785
	43,544	61,194
Off-balance sheet – net fair value of forwards	6,537	8,255

(b)	Non-hedge derivative gain (loss):

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Variation of the fair value of the non-hedge derivative instruments	312	-	(972)	-
Gain (loss)resulting from the variation in market prices of ounces of gold receivable	(272)	-	488	-
Non-hedge derivative gain (loss)	40	-	(484)	-

(c)           Other Contractual Commitments

As at June 30, 2007, the Company had contractual commitments to complete facilities, summarized as follows:

$
Niobec	2,710
Caiman	4,540
Rosebel	220
7,470

13.           Segmented Information:

(a)
As a result of the acquisitions of GGL and Cambior and the sale of the majority of the Company’s gold royalties in 2006, the reportable segments have been revised. Comparative figures have been reclassified to conform to the new segments.

The Company’s gold mine segment is divided into geographic segments, as follows:

Mali:	Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:	Working interests in Tarkwa and Damang (18.9%)
Botswana:	Mupane mine
Canada:	Doyon division and Sleeping Giant mine
Suriname:	Rosebel Mine
Guyana:	Omai gold mine

The Company’s segments also include non-gold activities (Niobec mine located in Canada and diamond royalty on the Diavik mine located in Canada), Exploration and development, and Corporate.

			Gold mines				Total
2007	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold mines
June 30, 2007
Cash and gold bullion	16,458	-	8,451	(43)	1,026	110	26,002
Other current assets	30,183	-	7,217	17,635	26,510	343	81,888
Equity investments	-	99,683	-	-	-	-	99,683
Goodwill	-	59,160	-	69,289	214,851	-	343,300
Other long-term assets	101,088	-	55,485	157,281	454,013	8,733	776,600
	147,729	158,843	71,153	244,162	696,400	9,186	1,327,473
Current liabilities	30,475	-	25,105	21,568	26,390	2,606	106,144
Long-term liabilities	8,901	-	23,090	29,342	137,756	-	199,089
	39,376	-	48,195	50,910	164,146	2,606	305,233
Three months ended June 30, 2007
Revenues	44,617	-	14,287	30,518	46,987	-	136,409
Earnings from working interests	-	6,313	-	-	-	-	6,313
	44,617	6,313	14,287	30,518	46,987	-	142,722
Operating costs of mine	21,330	-	13,208	22,728	33,052	384	90,702
Depreciation, depletion and amortization	2,879	-	7,207	5,335	7,597	-	23,018
Other expense	1,938	-	94,028	138	1,532	1,277	98,913
Interest and investment expense (income)	(342)	-	(94)	159	(24)	(1)	(302)
Non-controlling interest	-	-	-	-	294	-	294
Income taxes(recovery)	8,184	-	-	(766)	1,999	-	9,417
	33,989	-	114,349	27,594	44,450	1,660	222,042
Net earnings (loss)	10,628	6,313	(100,062)	2,924	2,537	(1,660)	(79,320)
Capital expenditures	5,169	12,772	(374)	4,223	5,684	-	27,474

			Gold mines				Total
2006	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold mines
December 31, 2006
Cash and gold bullion	30,389	-	10,177	28	545	209	41,348
Other current assets	38,723	-	7,277	7,231	24,089	1,188	78,508
Equity investments	-	87,086	-	-	-	-	87,086
Goodwill	-	59,160	38,823	89,854	182,959	-	370,796
Other long-term assets	90,459	-	136,309	150,718	456,749	8,741	842,976
	159,571	146,246	192,586	247,831	664,342	10,138	1,420,714
Current Liabilities	33,638	-	20,855	22,904	25,511	3,713	106,621
Long-term Liabilities	10,521	-	39,508	25,803	140,412	-	216,244
	44,159	-	60,363	48,707	165,923	3,713	322,865

Three months ended June 30, 2006
Revenues	56,177	-	14,351	-	-	-	70,528
Earnings from working interests	-	8,012	-	-	-	-	8,012
	56,177	8,012	14,351	-	-	-	78,540
Operating costs of mine	21,416	-	9,480	-	-	-	30,896
Depreciation, depletion and amortization	7,401	-	4,243	-	-	-	11,644
Other expense	(365)	-	141	-	-	-	(224)
Interest and investment expense (income)	(1,600)	-	28	-	-	-	(1,572)
Income taxes(recovery)	5,085	-	(412)	-	-	-	4,673
	31,937	-	13,480	-	-	-	45,417
Net earnings (loss)	24,240	8,012	871	-	-	-	33,123
Capital expenditures	1,453	4,010	-	-	-	-	5,463

			Exploration and
2007	GoldMines	Non Gold	Development	Corporate	Total
June 30, 2007
Cash and gold bullion	26,002	210	2,866	112,740	141,818
Other current assets	81,888	26,499	5,334	25,529	139,250
Equity investments	99,683	-	-	-	99,683
Goodwill	343,300	-	74,799	2,771	420,870
Other long-term assets	776,600	306,085	221,086	19,227	1,322,998
	1,327,473	332,794	304,085	160,267	2,124,619
Current liabilities	106,144	10,223	5,764	34,717	156,848
Long-term liabilities	199,089	25,451	23,445	(5,589)	242,396
	305,233	35,674	29,209	29,128	399,244
Three months ended June 30, 2007
Revenues	136,409	30,897	-	-	167,306
Earnings from working interests	6,313	-	-	-	6,313
	142,722	30,897	-	-	173,619
Operating costs of mine	90,702	17,826	-	13	108,541
Depreciation, depletion and amortization	23,018	5,715	-	-	28,733
Other expense	98,913	1,330	3,262	9,950	113,455
Interest and investment expense (income)	(302)	24	(3)	(623)	(904)
Non-controlling interest	294	-	-	-	294
Income taxes(recovery)	9,417	(77)	(569)	(3,901)	4,870
	222,042	24,818	2,690	5,439	254,989
Net earnings (loss)	(79,320)	6,079	(2,690)	(5,439)	(81,370)
Capital expenditures	27,474	5,703	8,796	-	41,973

	Total	Non Gold	Exploration and
2006	Gold mines	mine	Development	Corporate	Total
December 31, 2006
Cash and gold bullion	41,348	679	2,940	128,409	173,376
Other current assets	78,508	22,675	2,832	23,252	127,267
Equity investments	87,086	-	-	-	87086
Goodwill	370,796	-	91,407	2,772	464,975
Other long-term assets	842,976	300,808	203,196	27,902	1,374,882
Assets held for sale	-	51,090	-	-	51,090
	1,420,714	375,252	300,376	182,334	2,278,676
Current Liabilities	106,622	7,358	6,514	86,122	206,616
Long-term Liabilities	216,245	23,461	30,940	2,961	273,607
Liabilities relating to assets held for sale	-	25,102	-	-	25,102

	322,867	55,921	37,454	89,083	505,325

Three months ended June 30, 2006
Revenues	70,528	1,262	-	165	71,955
Earnings from working interests	8,012	-	-	-	8,012
	78,540	1,262	0	165	79,967
Operating costs of mine	30,896	-	-	-	30,896
Depreciation, depletion and amortization	11,644	696	-	37	12,377
Other expense	(224)	885	2,481	2,567	5,709
Interest and investment income	(1,572)	-	(11)	(1,832)	(3,415)
Income taxes(recovery)	4,673	(332)	-	223	4,564
	45,417	1,249	2,470	995	50,131
Net earnings (loss)	33,123	13	(2,470)	(830)	29,836
Capital expenditures	5,463	-	3,183	-	8,646

			Gold mines				Total
2007	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold mines
Six months ended June 30, 2007
Revenues	90,172	-	26,064	63,898	78,256	-	258,390
Earnings from working interests	-	12,597	-	-	-	-	12,597
	90,172	12,597	26,064	63,898	78,256	-	270,987
Operating costs of mine	41,781	-	25,575	45,916	57,184	331	170,787
Depreciation, depletion and amortization	5,613	-	12,259	9,717	13,004	-	40,593
Other expense	1,843	-	94,223	307	2,514	3,429	102,316
Interest and investment expense (income)	(648)	-	(200)	309	(27)	(3)	(569)
Non-controlling interest	-	-	-	-	401	-	401
Income taxes(recovery)	15,541	-	-	(402)	993	-	16,132
	64,130	-	131,857	55,847	74,069	3,757	329,660
Net earnings (loss)	26,042	12,597	(105,793)	8,051	4,187	(3,757)	(58,673)
Capital expenditures	10,170	18,448	573	10,199	10,190	-	49,580

			Gold mines				Total
2006	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold mines
Six months ended June 30, 2006
Revenues	98,928	-	14,351	-	-	-	113,279
Earnings from working interests	-	16,813	-	-	-	-	16,813
	98,928	16,813	14,351	-	-	-	130,092
Operating costs of mine	40,070	-	9,480	-	-	-	49,550
Depreciation, depletion and amortization	13,506	-	4,243	-	-	-	17,749
Other expense	1,695	-	141	-	-	-	1,836
Interest and investment expense (income)	(1,692)	-	28	-	-	-	(1,664)
Income taxes(recovery)	8,104	-	(412)	-	-	-	7,692
	61,683	-	13,480	-	-	-	75,163
Net earnings (loss)	37,246	16,813	871	-	-	-	54,929
Capital expenditures	2,113	7,075	-	-	-	-	9,188
			Total	Non Gold	Exploration and
2007			Gold mines	mine	Development	Corporate	Total
Six months ended June 30, 2007
Revenues			258,390	55,274	-	-	313,664
Earnings from working interests			12,597	-	-	-	12,597
			270,987	55,274	-	-	326,261
Operating costs of mine			170,787	32,957	-	16	203,760
Depreciation, depletion and amortization			40,593	11,579	-	-	52,172
Other expense			102,316	1,508	7,252	17,549	128,625
Interest and investment expense (income)			(569)	43	(8)	(1,475)	(2,009)
Non-controlling interest			401	-	-	-	401
Income taxes(recovery)			16,132	199	(687)	(2,247)	13,397
			329,660	46,286	6,557	13,843	396,346
Net earnings (loss)			(58,673)	8,988	(6,557)	(13,843)	(70,085)
Capital expenditures			49,580	8,151	14,909	-	72,640
			Total	Non Gold	Exploration and
2006			Gold mines	mine	Development	Corporate	Total
Six months ended June 30, 2006
Revenues			113,279	3,075		82	116,436
Earnings from working interests			16,813	-	-	-	16,813
			130,092	3,075	-	82	133,249
Operating costs of mine			49,550	-	-	-	49,550
Depreciation, depletion and amortization			17,749	1,655	-	(24)	19,380
Other expense			1,836	803	3,784	5,453	11,876
Interest and investment income			(1,664)	-	(11)	(2,284)	(3,959)
Income taxes(recovery)			7,692	(777)	-	(202)	6,713
			75,163	1,681	3,773	2,943	83,560
Net earnings (loss)			54,929	1,394	(3,773)	(2,861)	49,689
Capital expenditures			9,188	-	4,106	-	13,294

(b)	Joint ventures

The Company’s share of mining asset additions in the Company’s joint ventures for the second quarter of 2007 was $5,169 (Q2 2006 - $1,200) and $10,170 for the six month period ended June 30, 2007 ($1,900 for the six month period ended June 30, 2006).

The Company’s share of cash in the joint ventures is not under the Company’s direct control. The Company’s share of joint venture cash flows was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	$	$		$
Cash flows from operations	4,528	27,243	29,339	44,397
Cash flows used in financing	-	(5,059)	-	(8,034)
Cash flows from (used in) investments	(5,169)	1,113	(10,170)	2,603

14.           Comparative figures:

Certain 2006 comparative figures have been reclassified to the financial statement presentation adapted in 2007.